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                        MORRIS, MANNING & MARTIN, L.L.P.
                          1600 ATLANTA FINANCIAL CENTER
                            3343 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30326
                                 (404) 233-7000

                                December 8, 2004

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

RE: Cole Credit Property Trust II, Inc. - Registration Statement on Form S-11 Relating to Proposed Sale of Up to 50,000,000 Shares of Common Stock

Ladies and Gentlemen:

         Our client, Cole Credit Property Trust II, Inc. (the "Company"), is filing herewith a Registration Statement on Form S-11 with respect to the proposed offer and sale of up to a total of 50,000,000 shares of common stock, $0.01 par value per share, of the Company.

         Funds in the amount of $62,732, representing the registration fee payable to the Commission, were transmitted to the Commission by wire transfer on December 7,2004 (Reference Number 1031). Receipt of these funds was confirmed with the Staff prior to the filing hereof.

         The Company is a newly incorporated Maryland corporation that intends to qualify as a real estate investment trust under U.S. federal tax law. The Company was incorporated at the direction of its sponsor, the Cole Holdings Corporation (the "Sponsor").

         Please do not hesitate to contact me at (404) 504-7613 regarding the enclosed materials. In my absence, you may contact Heath Linsky at (404) 504-7691. My facsimile number is (404) 365-9532.

                                       Sincerely,

                                       /s/David M. Calhoun
                                       David M. Calhoun